

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2021

Scott Areglado
SVP and Chief Financial Officer
Brainsway Ltd.
19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel

> **Re: Brainsway Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed April 19, 2021**
> **File No. 001-35165**

Dear Mr. Areglado:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences